Exhibit 99.1

Foresight Reports Second Quarter 2026 and First Half 2026 Financial Results

NESS ZIONA, Israel — August 14, 2026— Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight” or the “Company”), an innovator in 3D perception systems, today reported financial results for the second quarter and first half of 2026.

First Half 2026 Highlights

●	January 7, 2026 – Eye-Net Mobile Ltd (“Eye-Net”) showcased its commercially ready vehicle-to-everything (“V2X”) collision prevention technology at CES 2026, demonstrating its ability to provide beyond-line-of-sight alerts designed to enhance the safety of vulnerable road users. The event increased industry visibility while reinforcing the Company’s position in the connected mobility ecosystem.

●	February 9, 2026 – Eye-Net, together with Renault Group and Orange, successfully completed a large-scale live trial of its V2X collision prevention solution in Bordeaux, France. The successful demonstration validated the technology’s performance in a real-world public transportation environment and advanced ongoing commercialization discussions with project partners.

●	April 24, 2026 – Foresight entered into a Proof-of-Concept (“POC”) agreement with a leading European automotive manufacturer to evaluate its artificial intelligence (“AI”)-powered stereo vision solution for off-road driving applications. The engagement further validates the Company’s growing presence within the automotive sector and supports future joint development opportunities for advanced perception technologies

●	June 16, 2026 – Foresight demonstrated its advanced 3D perception technologies at the Eurosatory 2026 alongside VisionWave Holdings, Inc. (“VisionWave”), showcasing the integration of its multi-spectral vision solutions into autonomous defense platforms. The demonstration highlighted the companies’ progress in advancing autonomous navigation capabilities for defense applications and further strengthened their strategic collaboration.

●	June 8, 2026 –In June 2026, Foresight entered into securities exchangeagreement (the “Agreement”) for a potential strategic investment in Foresight by VisionWave and with the intent of leveraging the synergies between the parties by integrating the Company’s camera-based perception systems into VisionWave’s defense and commercial autonomous products. The Agreement’s implementation was subject to shareholder approval. On July 23, 2026, the Company’s shareholders did not approve the previously announced Agreement with VisionWave. As a result, the transaction was not completed and will not be moving forward.

Haim Siboni, Chief Executive Officer of Foresight, commented: “During the first half of 2026, we continued to strengthen our strategic positioning through new collaborations, technology demonstrations and validation programs across several high-growth markets. We made important progress expanding relationships with industry leaders in defense, automotive and smart mobility while further demonstrating the versatility of our multi-spectral perception technologies. We remain focused on converting these strategic initiatives into long-term commercial opportunities.”

Second Quarter 2026 Financial Results

●	Revenues for the three months ended June 30, 2026, were $86,000, compared to $128,000 for the three months ended June 30, 2025. The revenues were generated primarily by Foresight from the commercialization agreement with Elbit Systems Ltd. (“Elbit”) and from the completion of a successful POC with a leading European car manufacturer to validate Foresight’s stereo vision AI-based solution for off-road driving scenarios.

●	Research and development (R&D) expenses, net for the three months ended June 30, 2026, were $1,932,000, a decrease of 10.4% compared to $2,156,000 for the three months ended June 30, 2025. The decrease is mainly attributable to the recognition of a $189,000 grant from the Israeli Innovation Authority under the India-Israel Industrial R&D and Technological Innovation Fund program, supporting the Company’s collaboration with a leading Indian drone manufacturer to develop rugged autonomous industrial drones equipped with multi-spectrum sensing.

●	Sales and marketing (S&M) expenses for the three months ended June 30, 2026, were $386,000, an increase of 30.8% compared to $295,000 for the three months ended June 30, 2025. The increase was primarily attributable to the reclassification of certain employee expenses from R&D expenses to S&M expenses following changes in roles and responsibilities.

●	General and administrative (G&A) expenses for the three months ended June 30, 2026, were $657,000, an increase of 12.1% compared to $586,000 for the three months ended June 30, 2025. The increase is primarily attributable to increased legal expenses incurred during the quarter.

●	Finance income, net for the three months ended June 30, 2026, was $78,000, compared to finance income, net of $136,000 for the three months ended June 30, 2025. Finance income, net for the three months ended June 30, 2026, consisted of interest income in the amount of $24,000 and exchange rate differences in the amount of $59,000 offset by other factors in the amount of $7,000. Finance income, net for the three months ended June 30, 2025, consisted of interest income in the amount of $63,000 and exchange rate differences in the amount of $228,000 offset by other factors in the amount of $155,000.

●	Generally accepted accounting principles in the United States (GAAP) net loss for the three months ended June 30, 2026, was $2,835,000, or $0.01 per ordinary share, compared to a GAAP net loss of $2,815,000, or $0.01 per ordinary share, for the three months ended June 30, 2025.

●	Non-GAAP net loss for the three months ended June 30, 2026, was $2,650,000, or $0.01 per ordinary share, compared to a non-GAAP net loss of $2,598,000, or $0.01 per ordinary share, for the three months ended June 30, 2025. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of share-based compensation expenses.

First Half 2026 Financial Results

●	Revenues for the six months ended June 30, 2026, were $287,000, compared to $240,000 for the six months ended June 30, 2025. The revenues were generated primarily by Foresight through its commercialization agreement with Elbit, as well as through the commercialization of its 3D perception systems under agreements with a leading Japanese manufacturer of smart city, road traffic, hazard management, and traffic monitoring solutions, and with a Chinese rail technology company, for the integration of Foresight’s 3D perception systems into urban rail transit systems.

●	R&D expenses, net for the six months ended June 30, 2026, were $3,860,000, a decrease of 12.8% compared to $4,426,000 for the six months ended June 30, 2025. The decrease is mainly attributable to the recognition of a $407,000 grant from the I4F program and decrease in payroll and related expenses.

●	S&M expenses for the six months ended June 30, 2026, were $821,000, an increase of 30.5% compared to $629,000 for the six months ended June 30, 2025. The increase was primarily attributable to the reclassification of certain employee expenses from R&D expenses to S&M expenses following changes in roles and responsibilities, as well as an increase in consulting expenses during the period.

●	G&A expenses for the six months ended June 30, 2026, were $1,280,000, a decrease of 1.4% compared to $1,296,000 for the six months ended June 30, 2025.

●	Finance income, net for the six months ended June 30, 2026, was $17,000, compared to finance income, net of $100,000 for the six months ended June 30, 2025. Finance income, net for the six months ended June 30, 2026, consisted from interest income in the amount of $60,000, offset by a loss from the revaluation of marketable equity securities to their fair value in the amount of $11,000 and exchange rate differences in the amount of $26,000 and other factors in the amount of $6,000. Finance income, net for the six months ended June 30, 2025, consisted from interest income in the amount of $93,000, a gain from the revaluation of marketable equity securities to their fair value in the amount of $50,000, and exchange rate differences in the amount of $85,000, offset by other factors in the amount of $128,000.

●	GAAP net loss for the six months ended June 30, 2026, was $5,755,000, or $0.01 per ordinary share, compared to a GAAP net loss of $6,095,000, or $0.01 per ordinary share, for the six months ended June 30, 2025.

●	Non-GAAP net loss for the six months ended June 30, 2026, was $5,360,000, or $0.01 per ordinary share, compared to a non-GAAP net loss of $5,636,000, or $0.01 per ordinary share, for the six months ended June 30, 2025. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release.

Balance Sheet Highlights

●	Cash, cash equivalents and restricted cash totaled $7,092,000 as of June 30, 2026, compared to $6,289,000 in cash, cash equivalents and restricted cash as of December 31, 2025.

●	GAAP total equity totaled $5,798,000 as of June 30, 2026, an increase of 13.4% compared to $5,111,000 as of December 31, 2025. The increase is mainly attributable to the issuance of ordinary shares and warrants, net of issuance expenses in the amount of $6,047,000 and stock-based compensation in the amount of $395,000, offset by the net loss for the period in the amount of $5,755,000.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with GAAP, the Company’s earnings release contains non-GAAP financial measures of net loss for the period that exclude the effect of stock-based compensation expenses. The Company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deems it important to provide all this information to investors. The non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing advanced three-dimensional (3D) perception and cellular-based applications. Through the Company’s controlled subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s 3D perception systems include modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous driving, agriculture, heavy industrial equipment and unmanned aerial vehicles (UAVs).

Eye-Net Mobile develops next-generation vehicle-to-everything (V2X) collision prevention solutions and smart automotive systems to enhance road safety and situational awareness for all road users in the urban mobility environment. By leveraging cutting-edge artificial intelligence (AI) technology, advanced analytics, and existing cellular networks, Eye-Net’s innovative solution suite delivers real-time pre-collision alerts to all road users using smartphones and other smart devices within vehicles.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on X (formerly Twitter), or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the conversion of strategic initiatives into long-term commercial opportunities and the benefits, advantages and capabilities of the Company’s solutions. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F for the fiscal year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 25, 2026, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the content of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

FORESIGHT AUTONOMOUS HOLDINGS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of June 30, 2026	As of June 30, 2025	As of December 31, 2025
	Unaudited	Unaudited	Audited
ASSETS

Current assets:
Cash and cash equivalents	$7,035	$6,342	$6,236
Restricted cash	57	50	53
Marketable equity securities	15	25	26
Trade receivables	16	33	118
Other receivables	324	431	398
Total current assets	7,447	6,881	6,831

Non-current assets:
ROU asset	1,310	1,456	1,335
Fixed assets, net	169	212	187
Total non-current assets	1,479	1,668	1,522

Total assets	$8,926	$8,549	$8,353

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$164	$154	$249
Operating lease liability	432	348	339
Other accounts payables	1,399	1,208	1,481
Total current liabilities	1,995	1,710	2,069

Non-current liabilities:
Operating lease liability	1,133	1,214	1,173

Total liabilities	3,128	2,924	3,242
Shareholders’ equity:
Ordinary shares no par value;	-	-	-
Additional paid-in capital	155,574	142,984	149,164
Accumulated deficit	(148,462)	(137,053)	(142,931)
Total Foresight Autonomous Holdings LTD. shareholders’ equity	7,112	5,931	6,233
Non-controlling interest	(1,314)	(306)	(1,122)
Total equity	5,798	5,625	5,111

Total liabilities and shareholders’ equity	$8,926	$8,549	$8,353

FORESIGHT AUTONOMOUS HOLDINGS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025
Revenues	287	240	86	128

Cost of revenues	(98)	(84)	(24)	(42)

Gross profit	189	156	62	86

Research and development expenses, net	(3,860)	(4,426)	(1,932)	(2,156)

Sales and marketing	(821)	(629)	(386)	(295)

General and administrative	(1,280)	(1,296)	(657)	(586)

Operating loss	(5,772)	(6,195)	(2,913)	(2,951)

Finance income, net	17	100	78	136

Net loss	(5,755)	(6,095)	(2,835)	(2,815)

Attributable to non-controlling interest	(224)	(70)	(108)	(56)

Attributable to equity holders	(5,531)	(6,025)	(2,727)	(2,759)

FORESIGHT AUTONOMOUS HOLDINGS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025

Cash Flows from operating activities
Loss for the period	(5,755)	(6,095)	(2,835)	(2,815)

Adjustments to reconcile loss to net cash provided by (used in) operating activities:	475	722	682	205

Net cash used in operating activities	(5,280)	(5,373)	(2,153)	(2,610)

Cash Flows from Investing Activities
Purchase of fixed assets	(16)	(4)	(3)	(3)

Net cash provided by (used in) investing activities	(16)	(4)	(3)	(3)

Cash Flows from Financing Activities
Issuance of ordinary shares and warrants, net of issuance expenses	6,047	4,482	5,151	-

Net cash provided by (used in) financing activities	6,047	4,482	5,151	-

Effect of exchange rate changes on cash and cash equivalents	52	105	132	156

Decrease in cash, cash equivalents and restricted cash	803	(790)	3,127	(2,457)
Cash, cash equivalents and restricted cash at the beginning of the period	6,289	7,182	3,965	8,849

Cash, cash equivalents and restricted cash at the end of the period	7,092	6,392	7,092	6,392

FORESIGHT AUTONOMOUS HOLDINGS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025
Adjustments to reconcile loss to net cash used in operating activities:
Share-based payment	395	459	185	217
Depreciation	34	115	16	26
Revaluation of marketable equity securities	11	46	3	5
Exchange rate changes on cash and cash equivalents	(52)	(105)	(132)	(156)

Changes in assets and liabilities:
Decrease in trade receivables	102	80	259	99
Decrease in other receivables	74	49	214	128
Increase (decrease) in trade payables	(85)	(143)	(103)	(250)
Changes in operating lease liability	78	121	79	146
Increase (decrease) in other accounts payable	(82)	100	161	(10)
Adjustments to reconcile loss to net cash provided by (used in) operating activities	475	722	682	205

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

(Unaudited) U.S. dollars in thousands

	Six months ended June 30		Three months ended June 30,
	2026	2025	2026	2025

GAAP operating loss	(5,772)	(6,195)	(2,913)	(2,951)
Stock-based compensation in cost of revenues	12	2	1	2
Stock-based compensation in research and development	196	202	93	94
Stock-based compensation in sales and marketing	25	23	13	6
Stock-based compensation in general and administrative	162	232	78	115
Non-GAAP operating loss	(5,377)	(5,736)	(2,728)	2,734

GAAP net loss	(5,755)	(6,095)	(2,835)	(2,815)
Stock-based compensation expenses	395	459	185	217
Non-GAAP net loss	(5,360)	(5,636)	(2,650)	(2,598)